UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Super Group (SGHC) Limited

Submission of Matters to a Vote of Security Holders.

On September 21, 2022, Super Group (SGHC) Limited (NYSE: SGHC) held its 2022 Annual Meeting of Shareholders (the “Annual Meeting”).

Represented at the Meeting were 439,495,246 shares, or 89.66%, of the Company’s 490,197,468 shares entitled to vote at the Meeting. The following matters were voted upon at the Annual Meeting and below are the voting results:

Resolution 1

Super Group shareholders approved a SPECIAL RESOLUTION adopting new Articles of Incorporation in substitution of the existing Articles:

FOR	AGAINST
439,495,246	0

Resolution 2

Super Group shareholders approved an ORDINARY RESOLUTION that the annual report, the audited financial statements, the Directors’ report and the Auditor’s report for the financial year ended 31 December 2021 were received and approved:

FOR	AGAINST
439,495,246	0

Resolution 3

Super Group shareholders approved an ORDINARY RESOLUTION confirming the appointment of Jonathan Jossel as a Director of the Company:

FOR	AGAINST
439,495,246	0

Resolution 4

Super Group shareholders approved an ORDINARY RESOLUTION confirming the appointment of Natara Branch as a Director of the Company:

FOR	AGAINST
439,495,246	0

Resolution 5

Super Group shareholders approved an ORDINARY RESOLUTION re-appointing BDO Limited as the independent registered public accounting firm until the end of the next Annual General Meeting of shareholders:

FOR	AGAINST
439,495,246	0

Resolution 6

Super Group shareholders approved an ORDINARY RESOLUTION approving the Directors of the Company to determine the remuneration of the Auditor:

FOR	AGAINST
439,495,246	0

Resolution 7

Super Group shareholders approved an ORDINARY RESOLUTION approving the authorisation of the Company to make market acquisitions of its own shares in accordance with the terms described in the notice of the AGM:

FOR	AGAINST
439,495,246	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: September 22, 2022	By:	/s/ Neal Menashe
	Name:	Neal Menashe
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Super Group (SGHC) Limited, dated September 21, 2022